UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 24, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

CHANGE IN DIVIDEND TAX RATE POST THE SOUTH AFRICAN BUDGET SPEECH AFFECTS INTERIM DIVIDEND

Johannesburg. Friday, 24 February 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that following the announcement of the Budget Speech delivered on
22 February 2017 by the Minister of Finance in South Africa, the withholding tax on dividends was increased from 15% to 20%. This change will have an impact on the interim dividend that was declared payable by Harmony on 20 March 2017. The impact of this change is that the net local dividend amount decreased from 42.5 SA cents to 40 SA cents. Other arrangements for the dividend payment remains the same.

The new detail of our dividend declaration for the six months ending 31 December 2016 is as follows:

NOTICE OF CASH DIVIDEND
Declaration of ordinary dividend no. 87

The board has approved and declared an interim dividend of 50 SA cents (4 US cents) per ordinary share in respect of the six months ended 31 December 2016.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
● The dividend has been declared out of income reserves;
● The local Dividends Tax rate is 20% (twenty per centum);
● The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
● The net local dividend amount is 40 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
● Harmony currently has 439 787 199 ordinary shares in issue (which includes 559 519 treasury shares); and
● Harmony Gold Mining Company Limited’s income tax reference number is 9240/012/60/0.

A dividend No. 87 of 50 SA cents per ordinary share, being the dividend for the six months ended 31 December 2016, has been declared payable on Monday, 20 March 2017 to those shareholders recorded in the books of the company at the close of business on Friday, 17 March 2017. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 17 March 2017.

Last date to trade ordinary shares cum dividend is	Tuesday, 14 March 2017
Ordinary shares trade ex-dividend	Wednesday,15 March 2017
Record date	Friday, 17 March 2017
Payment date	Monday, 20 March 2017

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 15 March 2017 and Friday, 17 March 2017, both dates inclusive, nor may any transfers between registers take place during this period.

Also note that Harmony has posted its latest Investor Brief to its website. Please refer to : https://www.harmony.co.za/investors/news-and-events/investor-brief

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

24 February 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 24, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director